UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Dr. Reddy's Laboratories Limited

 (Name of Issuer)

American depositary shares, each representing one equity share

 (Title of Class of Securities)

256135203

 (CUSIP Number)

Jonathan Gray, Esq.

Windels Marx Lane & Mittendorf, LLP

120 Albany Street Plaza, 6th Floor

New Brunswick, NJ 08901

(732) 846-7600

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 22, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 256135203	Page 2 of 8 Pages

1.	Names of Reporting Persons. APS Trust S.S. or I.R.S. Identification Nos. of Above Persons (Entities Only): N/A
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of India

Number of
Shares	7.	Sole Voting Power	0*
Beneficially	8.	Shared Voting Power	0*
Owned by Each	9.	Sole Dispositive Power	0*
Reporting	10.	Shared Dispositive Power	0*
Person With

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Beneficial ownership disclaimed pursuant to Rule 13d-4
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person: OOF

* On May 22, 2024, the APS Trust transferred 15,126,124 equity shares of Dr. Reddy's Laboratories Limited to Mr. K. Satish Reddy and 19,219,184 equity shares of Dr. Reddy's Laboratories Limited to Mr. G.V. Prasad. As a result, the APS Trust is no longer an owner of any equity shares of Dr. Reddy's Laboratories Limited.

CUSIP No: 256135203	Page 3 of 8 Pages

1.	Names of Reporting Persons. Mr. G.V. Prasad S.S. or I.R.S. Identification Nos. of Above Persons (Entities Only): N/A
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF and AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of India

Number of
Shares	7.	Sole Voting Power	19,219,184*
Beneficially	8.	Shared Voting Power	2,543,418*
Owned by Each	9.	Sole Dispositive Power	19,219,184*
Reporting	10.	Shared Dispositive Power	2,543,418*
Person With

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,762,602
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Beneficial ownership disclaimed pursuant to Rule 13d-4
13.	Percent of Class Represented by Amount in Row (11) 13.04%*
14.	Type of Reporting Person: IN

*On May 22, 2024, the APS Trust transferred 19,219,184 equity shares of Dr. Reddy's Laboratories Limited to Mr. G.V. Prasad. Immediately after these transfers, Mr. G.V. Prasad directly held a total of 19,219,184 equity shares of Dr. Reddy's Laboratories Limited.

In addition, Mr. G.V. Prasad may be deemed to beneficially own all of the 2,543,418 equity shares of Dr. Reddy's Laboratories Limited directly held by the G.V. Prasad HUF. Mr. G.V. Prasad disclaims such beneficial ownership pursuant to Rule 13d-4.

CUSIP No: 256135203	Page 4 of 8 Pages

1.	Names of Reporting Persons. Mr. K. Satish Reddy S.S. or I.R.S. Identification Nos. of Above Persons (Entities Only): N/A
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF and AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of India

Number of
Shares	7.	Sole Voting Power	16,027,126*
Beneficially	8.	Shared Voting Power	5,523,677*
Owned by Each	9.	Sole Dispositive Power	16,027,126*
Reporting	10.	Shared Dispositive Power	5,523,677*
Person With

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,550,803*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Beneficial ownership disclaimed pursuant to Rule 13d-4
13.	Percent of Class Represented by Amount in Row (11) 12.92%*
14.	Type of Reporting Person: IN

*On May 22, 2024, the APS Trust transferred 15,126,124 equity shares of Dr. Reddy's Laboratories Limited to Mr. K. Satish Reddy. Immediately after these transfers, Mr. K. Satish Reddy directly held a total of 16,027,126 equity shares of Dr. Reddy's Laboratories Limited.

In addition, Mr. K. Satish Reddy may be deemed to beneficially own all of the 5,523,677 equity shares of Dr. Reddy's Laboratories Limited directly held by the K. Satish Reddy HUF. Mr. K. Satish Reddy disclaims such beneficial ownership pursuant to Rule 13d-4.

Page 5 of 8 Pages

SCHEDULE 13D

Item 1.	Security and Issuer

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) further amends and supplements the Schedule 13D of Dr. Reddy's Holdings Limited (formerly Dr. Reddy's Holdings Private Limited) and Dr. K. Anji Reddy on February 15, 2002 (the “Original Schedule 13D”) with respect to the american depositary shares (“ADSs”), each representing one equity share (the “Equity Shares”), of Dr. Reddy's Laboratories Limited (the “Issuer” or the “Company”), as amended by that certain Amendment No. 1 filed on February 3, 2016 by Dr. Reddy's Holdings Limited, the APS Trust, Mr. G.V. Prasad and Mr. K. Satish Reddy (“Amendment No. 1”), and as further amended by that certain Amendment No. 2 filed on January 16, 2017 by Dr. Reddy's Holdings Limited, the APS Trust, Mr. G.V. Prasad and Mr. K. Satish Reddy (“Amendment No. 2”), and as further amended by that certain Amendment No. 3 filed on October 18, 2017 by Dr. Reddy's Holdings Limited, the APS Trust, Mr. G.V. Prasad and Mr. K. Satish Reddy (“Amendment No. 3”), and as further amended by that certain Amendment No. 4 filed on April 22, 2022, by Dr. Reddy's Holdings Limited, the APS Trust, Mr. G.V. Prasad and Mr. K. Satish Reddy (“Amendment No. 4” and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3, collectively, the “Amended Schedule 13D”). The Company's principal executive offices are located at 8-2-337, Road No. 3, Banjara Hills, Hyderabad, Telangana 500 034, India.

This Amendment No. 5 is being filed to report the following changes: On May 22, 2024, the APS Trust transferred 15,126,124 Equity Shares to Mr. K. Satish Reddy and 19,219,184 Equity Shares to Mr. G.V. Prasad. Immediately after these transfers, the APS Trust ceased to hold any Equity Shares of the Company, Mr. K. Satish Reddy directly held a total of 16,027,126 Equity Shares of the Company and Mr. G.V. Prasad directly held a total of 19,219,184 Equity Shares of the Company.

Item 2.	Identity and Background

Item 2 of the Amended Schedule 13D is hereby amended and supplemented as follows:

(a)-(c) The persons filing this Amendment No. 5 are (i) the APS Trust, a trust formed under the laws of India; (ii) Mr. G.V. Prasad, the Co-Chairman and Managing Director of the Company; and (iii) Mr. K. Satish Reddy, Chairman of the Company. The address of each of them is 8-2-337, Road No. 3, Banjara Hills, Hyderabad, Telangana 500 034, India, telephone +91-40-49002900.

On May 22, 2024, the APS Trust transferred 15,126,124 Equity Shares to Mr. K. Satish Reddy and 19,219,184 Equity Shares to Mr. G.V. Prasad. As a result, the APS Trust is no longer an owner of any Equity Shares of the Company.

Mr. G.V. Prasad directly holds a total of 19,219,184 Equity Shares of the Company. Mr. G.V. Prasad may also be deemed to beneficially own all of the 2,543,418 Equity Shares directly held by the G.V. Prasad HUF. Mr. G.V. Prasad disclaims such beneficial ownership pursuant to Rule 13d-4.

Mr. K. Satish Reddy directly holds a total of 16,027,126 Equity Shares of the Company. Mr. K. Satish Reddy may ALSO be deemed to beneficially own all of the 5,523,677 Equity Shares directly held by the K. Satish Reddy HUF. Mr. K. Satish Reddy disclaims such beneficial ownership pursuant to Rule 13d-4.

(d)        The persons filing this Amendment No. 5 have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)        The persons filing this Amendment No. 5 have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)         Each of Mr. G.V. Prasad and Mr. K. Satish Reddy is a citizen of the Republic of India.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Amended Schedule 13D is hereby amended and supplemented as follows:

Mr. G.V. Prasad. Mr. G.V. Prasad directly holds a total of 19,219,184 Equity Shares of the Company Shares, and the source of funds for such Equity Shares are as follows:

Page 6 of 8 Pages

•	On May 22, 2024, the APS Trust transferred 19,219,184 Equity Shares to Mr. G.V. Prasad. All such Equity Shares were acquired by the APS Trust as follows:

o	Dr. Reddy's Holdings Limited (“DRHL”) was merged out of existence (the “Merger”), with the Company as the surviving entity in the Merger, on April 22, 2022. Pursuant to the Merger, Equity Shares of the Company were issued to the shareholders of DRHL, who accordingly became direct holders of Equity Shares in the Company (equal to the number of shares that they held indirectly through DRHL immediately prior to the Merger).

o	The Company issued 34,345,308 Equity Shares to the APS Trust on April 22, 2022 as consideration for the Merger.

o	Prior to the Merger, DRHL held 41,325,300 of the Equity Shares (after giving effect to the Company's August 30, 2006 stock split, effected as a one-for-one Equity Share divided) since prior to the effective date of the Company's registration statement on Form F-1. The source of funds for the acquisition of the remaining Equity Shares held by Dr. Reddy's Holdings Limited was funds generated from dividends on Equity Shares of the Company paid to Dr. Reddy's Holdings Limited.

•	Accordingly, the foregoing is the source of funds for the 19,219,184 Equity Shares directly owned by Mr. G.V. Prasad which he acquired from the APS Trust.

In addition, Mr. G.V. Prasad may be deemed to beneficially own 2,543,418 Equity Shares indirectly through the G.V. Prasad HUF. The G.V. Prasad HUF directly owns 2,543,418 Equity Shares, and the source of funds for such Equity Shares are as follows:

•	Prior to the Merger, the G.V. Prasad HUF directly owned 1,117,940 Equity Shares, all of which were transferred to it by G.V. Prasad on or around March 26, 2021 for estate planning purposes. All such 1,117,940 Equity Shares were acquired by Mr. G.V. Prasad through his personal funds prior to such transfer to such HUF. An aggregate of 250,500 of such Equity Shares were acquired by him pursuant to open market transactions on stock exchanges. The remainder of such Equity Shares had been held by him since prior to the effective date of the Company's registration statement on Form F-1.

•	In addition, the G.V. Prasad HUF was previously a shareholder of DRHL and, in connection with the Merger, the Company issued an additional 1,425,478 Equity Shares to the G.V. Prasad HUF on April 22, 2022 as consideration for the Merger. Accordingly, the foregoing is the source of funds for 1,425,478 of the Equity Shares directly owned by the G.V. Prasad HUF.

Mr. K. Satish Reddy. Mr. K. Satish Reddy directly holds a total of 16,027,126 Equity Shares of the Company, and the source of funds for such Equity Shares are as follows:

•	On May 22, 2024, the APS Trust transferred 15,126,124 Equity Shares to Mr. K. Satish Reddy. All such Equity Shares were acquired by the APS Trust pursuant to the Merger, as described under “Mr. G.V. Prasad” above. The source of funds for the 15,126,124 Equity Shares which Mr. K. Satish Reddy acquired from the APS Trust is substantially identical to the source of funds for the Equity Shares which Mr. G.V. Prasad acquired from the APS Trust, as described under “Mr. G.V. Prasad” above.

•	Prior to the Merger, Mr. K. Satish Reddy directly owned 898,432 Equity Shares, all of which were acquired through his personal funds and/or funds previously borrowed from Citicorp Finance (India) Limited, as more particularly described in Item 6 of Amendment No. 2. As described in Item 1 of Amendment No. 2, 316,500 of such Equity Shares were acquired by him pursuant to open market transactions on stock exchanges. The remainder of such Equity Shares have been held by him since prior to the effective date of the Company's registration statement on Form F-1.

•	In addition, Mr. K. Satish Reddy was previously a shareholder of DRHL and, in connection with the Merger, the Company issued an additional 2,570 Equity Shares to Mr. K. Satish Reddy on April 22, 2022 as consideration for the Merger. Accordingly, the foregoing is the source of funds for 2,570 of the Equity Shares directly owned by Mr. K. Satish Reddy.

In addition, Mr. K. Satish Reddy may be deemed to beneficially own 5,523,677 Equity Shares indirectly through the K. Satish Reddy HUF. The K. Satish Reddy HUF directly owns 5,523,677 Equity Shares, and the source of funds for such Equity Shares are as follows:

•	The K. Satish Reddy HUF was previously a shareholder of DRHL and, in connection with the Merger, the Company issued an 5,523,677 Equity Shares to the K. Satish Reddy HUF on April 22, 2022 as consideration for the Merger. Accordingly, the foregoing is the source of funds for all 5,523,677 of the Equity Shares directly owned by the K. Satish Reddy HUF.

Page 7 of 8 Pages

Item 4.	Purpose of the Transaction

Item 4 of the Amended Schedule 13D is hereby amended and supplemented as follows:

On May 22, 2024, the APS Trust distributed all of its Equity Shares to its beneficiaries, Mr. G.V. Prasad (who received 19,219,184 Equity Shares) and Mr. K. Satish Reddy (who received 15,126,124 Equity Shares), who accordingly became direct holders of such Equity Shares. As a result, the APS Trust is no longer an owner of any Equity Shares. This transfer of shares was done as an initial step to implement family succession arrangements and planning for a smooth and streamlined transfer of family assets and businesses.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Amended Schedule 13D is hereby amended and supplemented as follows:

(a)        Effective immediately after the transfer to him from the APS Trust on May 22, 2024, Mr. K. Satish Reddy directly holds a total of 16,027,126 Equity Shares of the Company. Mr. K. Satish Reddy may also be deemed to beneficially own all of the 5,523,677 Equity Shares directly held by the K. Satish Reddy HUF. Mr. K. Satish Reddy disclaims such beneficial ownership pursuant to Rule 13d-4. Collectively, Mr. K. Satish Reddy may be deemed to beneficially own Equity Shares representing approximately 12.92% of the outstanding Equity Shares of the Company.

Effective immediately after the transfer to him from the APS Trust on May 22, 2024, Mr. G.V. Prasad directly holds a total of 19,219,184 Equity Shares of the Company. Mr. G.V. Prasad may also be deemed to beneficially own all of the 2,543,418 Equity Shares directly held by the G.V. Prasad HUF. Mr. G.V. Prasad disclaims such beneficial ownership pursuant to Rule 13d-4. Collectively, Mr. G.V. Prasad may be deemed to beneficially own Equity Shares representing approximately 13.04% of the outstanding Equity Shares of the Company.

The APS Trust ceased to directly own any Equity Shares effective as of May 22, 2024.

(b)        Mr. K. Satish Reddy has the sole power to vote or direct the vote and to dispose or to direct the disposition of the 16,027,126 Equity Shares directly held by him. Mr. K. Satish Reddy may also be deemed to share the power to vote or direct the vote and to dispose or to direct the disposition of the 5,523,677 Equity Shares directly held by the K. Satish Reddy HUF. Mr. K. Satish Reddy disclaims all such beneficial ownership pursuant to Rule 13d-4.

Mr. G.V. Prasad has the sole power to vote or direct the vote and to dispose or to direct the disposition of the 19,219,184 Equity Shares directly held by him. Mr. G.V. Prasad may also be deemed to share the power to vote or direct the vote and to dispose or to direct the disposition of the 2,543,418 Equity Shares directly held by the G.V. Prasad HUF. Mr. G.V. Prasad disclaims all such beneficial ownership pursuant to Rule 13d-4.

(c)        None of the reporting persons have purchased Equity Shares of the Company within the past 60 days.

Item 6.	Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Amended Schedule 13D is hereby amended and supplemented as follows:

Mr. G.V. Prasad is the head of the G.V. Prasad HUF and Mr. K. Satish Reddy is the head of the K. Satish Reddy HUF. A Hindu Undivided Family (“HUF”) is a form of entity found in India among related family members. There is no written agreement governing control of the G.V. Prasad HUF or the K. Satish Reddy HUF. However, under Indian law all control of the HUF Head of the family, currently Mr. G.V. Prasad, in the case of the G.V. Prasad HUF, and Mr. K. Satish Reddy, in the case of the K. Satish Reddy HUF.

Item 7.	Materials to be filed as Exhibits

99.1.	Joint Filing Agreement of the Reporting Persons.

Page 8 of 8 Pages

AMENDMENT NO. 5 TO SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

APS Trust

By:	/s/ G.V. Prasad
Name: G.V. Prasad
Title: Trustee

By:	/s/ K. Satish Reddy
Name: K. Satish Reddy
Title: Trustee

G.V. Prasad

By:	/s/ G.V. Prasad

K. Satish Reddy

By:	/s/ K. Satish Reddy

June 28, 2024

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).